UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Xfone, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

98414Y109

(CUSIP Number)

David W. Stempel, Esq. Bradley Arant Boult Cummings LLP 1600 Division Street, Suite 700 Nashville, Tennessee 37203 (615) 252-4632

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 98414Y109

1.	Names of Reporting Persons: Richard L. Scott IRS Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ N/A
3.	SEC USE ONLY
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	Sole Voting Power: 5,811,966
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 5,811,966
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,811,966
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 13.8%
14.	Type of Reporting Person: IN

This Amendment No. 3 amends the Schedule 13D filed by Richard L. Scott (the “Reporting Person”) on February 27, 2008 (the “Schedule 13D”), as amended on July 28, 2008 and September 8, 2008, with respect to shares of the Common Stock, $.001 par value (the “Common Stock”) of Xfone, Inc., a Nevada corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meaning ascribed to them in the Schedule 13D.

Item 2 is hereby amended by changing the business address of the Reporting Person as follows:

Item 2.	Identity and Background

The business address of the Reporting Person is 568 9th Street S., Suite 276, Naples, Florida, 34102.

Item 3 is hereby amended by inserting the following:

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person has used personal funds of approximately $751,794 to acquire 2,505,983 shares of Common Stock pursuant to a rights offering conducted by the Issuer (the “Rights Offering”). The Common Stock was purchased by a family partnership controlled by the Reporting Person’s spouse, a trust for the benefit of the Reporting Person’s spouse, and a blind trust for the benefit of the Reporting Person.

Item 5 is hereby amended and restated in its entirety to read as follows:

Item 5.	Interest in Securities of the Issuer

The 5,011,966 shares of the Common Stock (together with the Warrant to purchase an additional 800,000 shares of Common Stock) beneficially owned by the Reporting Person constitute 13.8% of the outstanding Common Stock of the Issuer, based on the outstanding shares of Issuer Common Stock set forth on the Issuer’s most recent Form 10Q. The Common Stock is collectively owned by a family partnership controlled by the Reporting Person’s spouse, a trust for the benefit of the Reporting Person’s spouse, and a blind trust for the benefit of the Reporting Person.

The Reporting Person purchased the following shares of the Common Stock of the Issuer during the past 60 days:

Purchase Date	No. of Shares	Price Per Share
11/2/2011	2,505,983	$0.30

The Common Stock was purchased pursuant to the Rights Offering collectively by a family partnership controlled by the Reporting Person’s spouse, a trust for the benefit of the Reporting Person’s spouse, and a blind trust for the benefit of the Reporting Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 16, 2011	/s/ Richard L. Scott
Richard L. Scott

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